GEOLOGIC REPORT FS05EXE-1

SUMMARY REPORT
FOR THE FISH CREEK GOLD PROPERTY,
FAIRBANKS MINING DISTRICT,
ALASKA

Linux Gold Corp.
#1103-11871 Horseshoe Way
Richmond, BC V7A 5H5
Canada

And

Teryl Resources Corp.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Canada

prepared by

Avalon Development Corp.
P.O. Box 80268
Fairbanks, AK 99708

And

NordWand Enterprize
P.O. Box 82811
Fairbanks, AK 99708

March 7, 2005

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1:	Location map for the Fish Creek project.
Figure 2:	Land status map for the Fish Creek project.
Figure 3:	General geology of the Fairbanks Mining District, Alaska.
Figure 4:	Schematic summary of deposit types in the Fairbanks District.
Figure 5:	Plan map of drill holes on the Fish Creek property, 1996 to 2004.

LIST OF TABLES

Table 1: Significant intervals from 2004 alluvial gold drilling program.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

          The Fish Creek project is located in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located on streams that were mined extensively for alluvial gold in the past. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization however a significant lode gold deposit has been outlined immediately adjacent to the Fish Creek property and a large-scale open pit gold mine 3 miles upstream from the Fish Creek property has been in operation since 1996. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of commercially attractive placer gold accumulations on the claims.

          Recommended future work on the Fish Creek property should include two phases of drilling. Phase 1 infill drilling will consist of 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. This drilling will take place between the two drill lines completed on the project in 2004. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is US$50,000. If results of phase 1 infill drilling are encouraging, phase 2 step-out drilling should include 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. This drilling will take place outside of the two drill lines completed on the project in 2004. The estimated cost of such work is US$150,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

          The following report was commissioned by Linux Gold Corporation (Linux) to summarize the geology and mineralization of Linux’s Fish Creek gold prospect near Fairbanks Alaska (Figure 1). Previous work on the property suggested the possible presence of significant grade gold in alluvial gravels and the possibility of gold in lode form hosted by rocks similar to those which host the nearby Fort Knox gold mine and the Gil deposit. Avalon Development Corp. was retained to review past exploration efforts and recommend future exploration programs, if warranted. Avalon recommended staged exploration programs that were subsequently approved and conducted by Avalon and Nordwand Enterprize during 2003 and 2004. This report constitutes a summary of all past work and includes recommended future work programs.

          Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.25) . For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne. “ppb” will refer to parts per billion and “ppm” will refer to parts per million. The conversion used to convert troy ounces per short ton to grams per metric tonne is 1 troy ounce per short ton is equal to 34.2857 grams per metric tonne. In this report the terms “placer gold” and “alluvial gold” will be used interchangeably and as equivalent terminology.

DISCLAIMER

          The attached report has been prepared by the authors using public documents acquired by the authors and private documents given to the authors for this purpose. While reasonable care has been taken in preparing this report, the authors cannot guarantee the accuracy or completeness of all supporting documentation. In particular, the authors did not attempt to determine the veracity of geochemical data reported by third parties, nor did the authors attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the authors and may or may not reflect the views of Linux.

PROPERTY DESCRIPTION AND LOCATION

          The Fish Creek gold property is located approximately 20 miles northeast of Fairbanks, Alaska, in Sections 4, 5, 8 & 9, Township 2 North, Range 3 East, Fairbanks Meridian, Livengood A1 quadrangle. The property is centered along Fish Creek immediately below the fresh water dam for the Fort Knox gold mine operated by Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold (Figure 1). The Fish Creek property consists of a single State of Alaska Upland Mining Lease (ADL # 673193) covering 1,100 acres (Figure 2). The upland mining lease is registered with the Alaska Division of Mining, Land, and Water Management with Keltic Enterprises, Inc. of West Vancouver, British Columbia.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

          On October 7, 1991 Flame Petro-Minerals and Keltic Bryce Enterprises jointly purchased the Fish Creek claims from Stephen L. Birdsall and John Reeves therefore Flame Petro-Minerals and Keltic Bryce Enterprises each own a 50% working in the Fish Creek property. On March 21, 2000 Flame Petro-Minerals changed its name to Linux Wizardry Systems, Inc. and on March 18, 2003 Linux Wizardry Systems, Inc. changed its name to Linux Gold Corp.

          In early 2002 Teryl Resources Corp. announced that it had entered into a joint venture with LinuxWizardry Systems Inc. (now Linux Gold Corp.) that will allow Teryl to acquire a 50% interest in the Fish Creek project. Teryl can earn its interest by issuing Linux 200,000 shares of its common stock, and paying Linux a 5% production royalty up to $2,000,000. Teryl can purchase the 5% royalty interest within the next year for $500,000 and must expend $500,000 on property exploration and development within three years. Linux Gold Corp. can back in for 25% working interest in lieu of the 5% royalty. In March 2005, the joint venture agreement was extended until March 5, 2007. Other than the extension, all other terms remain the same. Subject to regulatory approval, Teryl shall issue 100,000 shares of its common stock to Linux Gold Corp. as consideration for the extension.

          Mineral rights in this part of Alaska are administered by the State of Alaska Department of Natural Resources. Annual mining upland lease rents vary according to claim size and age and are due and payable by November 30 of each year. Total 2004 rents paid on the Fish Creek upland lease was $3,405.60. Upland lease rentals are paid in addition to annual work commitment of $2.50 per acre per year ($2,750 for the property). Amounts spent in excess of these levels are bankable on for up to four years into the future. The upland mining lease on the Fish Creek project currently is in good standing. There currently are no unusual social, political or environmental encumbrances to mining on the project. Two open pit gold mines currently operate near the Fish Creek project. The Fish Creek claims are adjacent to and downstream from the Fort Knox mine and approximately 12 miles west of the True North mine, also operation by Kinross Gold subsidiary Fairbanks Gold Mining Inc. None of the land covered by the Fish Creek project has been surveyed by a registered land or mineral surveyor and there are no State or federal laws or regulations requiring such surveying. Linux currently holds a valid Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

ACCESS AND INFRASTRUCTURE

          The Fish Creek property is approximately 40 road miles north of Fairbanks via the paved Steese Highway. The southwest (upstream) end of the property is accessible via private mine access roads maintained by Fairbanks Gold Mining. Land telephone lines and a high voltage electrical power line service Kinross Gold’s For Knox mine, less than 4 miles from the property. A cellular phone network already covers the Fish Creek property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

          Elevations on the property range from 900 feet to over 1100 feet (Figure 2). Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers valley bottoms on the

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past exploration. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the Fairbanks district since 1985. The nearby Fort Knox and True North gold mines currently are producing on a year-round basis with estimated combined 2004 production of 342,000 ounces of gold at a cash cost of $236 per ounce (Kinross, 2004).

HISTORY

          The first mining claims staked on Fish Creek were posted by Felix Pedro in 1902 (Higgs and Sattler, 1994). By mid-September of that year, nine other prospectors had acquired lands on upper Fish Creek. Little is known of the activities of these miners between 1902 and 1909. Operations in 1910 reportedly included 35 to 50 men working on eight mining claims on Fish Creek (Higgs and Sattler, 1994). Operations in 1910 recovered nuggets up to 4 ounces (Ellsworth and Parker, 1911). Depth to bedrock was reported to be about 25 feet.

          Drift and open cut mining occurred on the creek between 1909-1916 but was largely replaced by dredging which occurred during two periods, from 1925 to 1935 (Cobb, 1976) and from 1940 to 1942 (Chapman, 1978, U.S.G.S. unpublished memorandum). Initial efforts by the Tanana Valley Dredge Company consisted of a small wooden-hull dredge mining with 5 cubic foot buckets. The company mines in 1926-1931 and 1933 before going into receivership in 1935. The company assets were acquired by the Fairbanks Exploration Co. in 1937 and after additional stripping and thawing along with improvements to the dredge and support equipment, the newly renamed Dredge #7 operated from 1940 to October 1942 when the War Powers Act banned all non-essential mining for the duration of World War II (Higgs and Sattler, 1994). This dredging was concentrated upstream from the Fish Creek property. Most of the dredging appears to have taken place on the bench north of the creek, despite the fact that known lode prospects are on the south side of Fish Creek and all of the tributaries of Fish Creek where historic placer production had occurred drain into Fish Creek from the south. Drilling conducted prior to dredging indicates that the Fish Creek paystreak continues below the Ft. Knox freshwater dam for at least 2,000 feet (USSR&M Co. Map No. 5, 1939).

          Little is known about placer mining activity on Fish Creek between World War II and the early 1980’s. Wolf Creek Mining acquired a lease on Fish Creek above the Fish Creek property and ran a dragline operation from 1959 to 1964 when Walter Roman acquired Wolf Creek Mining’s interests and after leasing additional ground from Fairbanks Exploration Co. mined on upper Fish Creek and Pearl Creek for the next 30 years. In the late 1980’s Roman’s open cut placer mining was accelerated on Fish Creek because of the development of the fresh water holding pond for the Fort Knox lode gold mine which would flood much of the past-productive ground on upper Fish Creek. As a result, two placer mines operated on Fish Creek in the early 1990’s (Swainbank and others, 1991). Heavy minerals reported in placer gold concentrates from Fish Creek include stibnite, auriferous bismuth nuggets, cassiterite and scheelite (Cobb, 1976).

          Thirty State of Alaska mining claims were staked over what is now the Fish Creek property in the late 1980’s and between 1992 and 1995 Flame PetroMinerals Inc. completed 48,325 line feet of ground-base magnetic surveys over the property (Jenks, 1999). In 1996 the

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

company also completed 11 reverse circulation drill holes (1,485 feet) to test the placer and lode potential of the claims (Jenks, 1999). Drill logs from 8 of the 11 holes drilled are available to the authors.

          In 1998 Flame PetroMinerals completed 40 shallow drill holes using a track-mounted large diameter auger drill (Jenks, 1999). Hole depths ranged from 5 to 60 feet with average hole depths of 8-12 feet. Drill holes were spaced at approximately 200 foot centers along a NE-SW trending line extending along the right limit (south bank) of Fish Creek from the mouth of All Gold Creek to the base of the Fort Knox fresh water dam. No significant lode or placer gold was detected in this drilling. Expenditures during this program totaled approximately $8,300.

          In February 2003 a 5 hole (1,000 feet) reverse circulation program was completed for Teryl Resources on the Fish Creek property. The holes were placed approximately 200 feet apart on a northwest trending line extending from the mouth of Too Much Gold Creek to the left limit of Fish Creek (Freeman, 2003). Both placer and lode gold targets were tested with this program. Four of the five holes intercepted no significant gold mineralization however hole FC03-5 intercepted 5 feet of 2.33 PPM gold between 45 – 50 feet below surface (Teryl, 2003 a). Total cost of this program was approximately $58,000.

          In November 2003 two ground magnetics lines (1,440 feet) were completed over the Fish Creek property. These lines, trending parallel to the creek and spaced 200 feet apart extended from the base of the Fort Knox fresh water dam (Fish Creek property upper boundary) for 670 to 770 feet (Adler, 2003). Several magnetic anomalies detected by this survey appeared to be related to heavy mineral concentrations often associated with elevated placer gold. Total cost of this program was approximately $2,500.

          In July 2004 Teryl collected 20 soil samples near Odden Creek with a hand held power auger to depths from 2 to 7.5 feet (Keener, 2005a). These holes were placed on a grid pattern with hole spacings of 200 feet to test for metal anomalies and to examine bedrock chips in proximity to intrusive colluvium found on the surface. Several groupings of holes were weakly anomalous in gold pathfinder elements and identified as prospective lode gold targets. Total cost of this program was $1,800.

          In September and October 2004 Teryl conducted a 22 hole reverse circulation drilling program (1,506 feet) on the Fish Creek claims (Keener, 2005a, Teryl, 2004). Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target (Keener, 2005b). Six of the twenty placer holes returned intervals with gold values in excess of 0.01 ounces of gold per cubic yard. Values ranged from 0.0108 to 0.0629 ounces per cubic yard over widths of 5 to 8 feet. Total cost of the combined placer and lode drilling program was approximately $54,000.

          There are no recorded lode gold occurrences on the Fish Creek claims although numerous lode gold and tungsten mines occur two to three miles upstream to the west (Freeman and Schaffer, 1999, Higgs and Sattler, 1994). The Fish Creek claims are adjacent to and north of the Gil lode gold deposit (20% owned by Teryl Resources) where Kinross Gold has estimated a resource of 10.7 million tons grading 0.040 ounces of gold per ton (433,000 ounces of gold, Kinross Gold, 1998).

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

GEOLOGIC SETTING

          Bedrock geology of the Fairbanks Mining District is dominated by two district-scale antiforms on a N60-80E trend that covers a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Fish Creek project is situated in the Gilmore antiform, the southern of these two antiforms. Host rocks underlying the Fish Creek property include lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary Sequence and Fairbanks Schist (Figure 3).

          Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble.

          Most investigators believe rocks of the Cleary Sequence and Fairbanks Schist have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997; Douglas and others, 2002) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Evidence from the district and from other parts of Interior Alaska with similar geologic histories suggest rocks classified as part of the Cleary Sequence may in fact be both Fairbanks Schist and Chatanika terrane rocks separated by multiple low angle structures that could be either thrust or gravity faults or both (Freeman, 2004a; Smith and others, 2000).

          Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years (McCoy and others, 1995; McCoy and others, 1997). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Fish Creek project area, most notably at the Fort Knox intrusive complex and the adjacent Gilmore intrusive complex (Figure 3). The presence of hypabyssal intrusives, calc-silicate hosted Au-Bi and Au-W skarn mineralization in the Fish Creek project area suggests the area may be underlain by more extensive intrusive bodies than are currently known at the surface. This conclusion is supported by airborne geophysical surveys (DGGS, 1995). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date or are contemporaneous with mineralization.

          Rocks on the Fairbanks District are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Airborne magnetic data in this part of the Fairbanks District

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

indicate the presence of district scale east-west and northeast trending structures which appear to pre-date N60-80E folding (DGGS, 1995, LaLacheur, 1991). Although little empirical evidence exists from the Fish Creek property itself, lode gold mineralization on the Fish Creek project probably post-dates regional and district scale folding and probably is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity.

DEPOSIT TYPES

          Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, Ar40/Ar39 geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metamafic horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 4 (McCoy and others, 1997, Smith and other, 2000).

          Seven different potentially economic gold deposit types have been identified in Interior Alaska and the Fairbanks district. They are:

1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.2 Moz) and Dublin Gulch (+1 Moz). There is a strong genetic and spatial relationship between host intrusion and gold mineralization.

3.	Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic and spatial relationship between host intrusion and gold mineralization,
4.

Base metal ± Au, Ag and W intrusion hosted mineralization with both spatial and genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin (0.6 Moz) and Silver Fox prospects.

5.	Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite- sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Tolovana (500 oz production) veins. There is a strong genetic relationship between the causative intrusion and gold mineralization but no obvious spatial relationship.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization (Jensen and Newberry, 2003). There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford and Stampede mines. There is a strong genetic relationship between causative intrusions and gold mineralization but no obvious spatial relationship.

MINERALIZATION

          Little is known of the controls for lode gold mineralization on the Fish Creek project however gold mineralization in the Fairbanks District is well documented and reasonably well understood (Flanigan and others, 2000, LaLacheur, 1991; McCoy and others, 1997). The majority of the mineralized structures in the district trend either N45-80W and dip steeply to the southwest or N40-60E and dip steeply to the northwest (Chapman and Foster, 1969). These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

          Examination of the spatial arrangement of gold occurrences in the Fairbanks District suggests clusters or swarms of gold-bearing veins, stockworks and shear zones are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart across the district. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to that time. The Eldorado fault, which cuts through the Fish Creek property (Figure 5), is the best documented of these district scale northeast structures and appears to control mineralization at both the Ryan Lode (2.4 million ounces) and the True North (1.3 million ounces) deposits. This 8,000-foot periodicity extends to the east where it is associated with the 600,000 ounce Dolphin deposit and several of the district’s largest past-producing lode gold mines (Freeman, 2004a). Gold mineralization to the west of the Eldorado Creek fault in the Treasure Creek area and the Sheep Creek area of Ester Dome may also be controlled by regularly spaced northeast trending structures.

          The other recently recognized feature of gold mineralization in the Fish Creek area is related to the structural relationship between “lower plate” rocks of the Fairbanks Schist – Cleary Sequence and “upper plate” rocks of the Chatanika Terrane. Published maps of the district

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

(Robinson and others, 1990; Weber and others, 1992; Newberry and others, 1996) indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast according to Robinson and others (1990) or east-west according to Newberry and others (1996). Douglas (1997) and Douglas and others (2002) dated this thrust event at 130 Ma based on data derived from a single core hole drilled by Placer Dome on Marshall Dome several miles east of the Fish Creek project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) is unknown. With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the district are hosted in lower plate rocks. However, recent geological and geochemical data from Teryl Resources’ Old Glory prospect on the West Ridge project suggest that gold mineralization is hosted in a zone containing mixed lithologies derived from both upper and lower plate rocks (Freeman, 2004b). This mixed zone may be the result of multiple en-echelon low angle structures separating upper and lower plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in some Fairbanks District properties may be controlled in part by district-scale northeast trending “master” structures and favorable physio-chemical conditions in host rocks separated by en-echelon low-angle faults related to emplacement of the Chatanika Terrane.

          The genesis of alluvial (placer) gold is dependent upon the interaction of favorable bedrock geology, tectonic movement, and climatic processes, the combination of which erode rock and concentrate heavy minerals. These primary factors are all were present in the Fairbanks Mining District. The most important of these characteristics in the Fairbanks District are:

1.	Metallogenesis before and during mid-Cretaceous magmatism and subsequent uplift combined to expose gold-bearing lode mineralization (Chapman and Foster 1969, Metz 1991, McCoy 1997).
2.

Periodic motion on normal faults occurred during the Tertiary and into the present (Newberry, 1996). This tectonic activity expose lode gold mineralization to erosion and fostered deposition of placer gold in streams during several periods of basin alluviation and rejuvenation.

3.

Cyclic climate changes and distal glaciation, from the late Tertiary through the Quaternary, enabled periglacial processes and widely fluctuating precipitation to control the influx and transport of sediment (Pewe, 1975).

          Fault movements, both strike-slip and dip-slip, provide a basis for initiating drainages, but more critically, it promotes an ongoing process of stream-basin rejuvenation and stream capture. These processes serve to erode gold bearing rocks during headward migration of streams and to accumulate heavy minerals in zones of aggradation where secondary concentration can occur through lateral stream migration (Mertie, 1937, Adams, et al, 1978). Mertie (1938) describes a critical zone in juvenile streambeds, down-stream from eroding lodes, where gold and other heavy minerals are concentrated and preserved in bedrock pay streaks. Subsequent basin rejuvenation, through lowering of base level by block faulting, rifting, subsidence or shoreline regression will rework previously deposited alluvium (sometimes, completely) and further concentrate the coarser heavy minerals and sediment by removal and transport of finer heavy minerals and lighter, finer-grained sediments. These processes can also lead to abandonment of streams on bedrock terraces as new channels migrate and erode more

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

deeply into bedrock, as well as to more complex erosional histories where younger streams erode older alluvial deposits and re-sort and concentrate sediments and heavy minerals. The portion of Fish Creek examined by this study appears to have developed along high-angle faults striking north-east (Newberry, et al 1996), following the fault trace from Last Chance Creek to the entrance of Fairbanks Creek.

          Detrital gold is eroded by mechanical and chemical weathering from several types of lodes found within the Fairbanks area and concentrated in eluvial (residual and hillside) and alluvial (bench and stream) placer deposits. Metz (1991) describes the metallogeny of the Fairbanks Mining District and shows that there are three kinds of mineral deposits that contain grains of gold large enough to form gold deposits in placer environments. These lodes include polymetallic, stratabound sulfide deposits (comparable to Type 1 described above, i.e. Gil) and gold-quartz-sulfide veins (comparable to Type 5 described above), both found in the upper units of the Cleary Sequence metamorphic rocks, and intrusion hosted gold-sulfide veins, stockworks and shears (comparable to Type 2 and 3 described above, i.e. Ft. Knox). Metz (1991) demonstrates that the gold-quartz-sulfide veins are the dominant source of detrital gold found in most of the Fairbanks placer deposits, however, this type of lode has not been found in the vicinity of the Fish Creek claims. Therefore, the most likely sources of placer gold on this part of Fish Creek are lodes related to intrusive hosted or intrusive-related deposits such as Ft. Knox, Gil or gold-bearing tungsten skarns that occur in this part of the Fairbanks District. In no way should this imply that other lode types are not present. Placer gold fineness has been used to indicate source types and may be useful here, however, due to the complicated “recycling” of placer gold particles and the potential of purity upgrading by leaching during multiple periods of basin rejuvenation, its applicability may be limited.

          The oldest alluvial sediments found in the Fairbanks area are the unconsolidated to semi-consolidated Tertiary(?) conglomerates of Fourth of July Hill, rare remnants of an ancient river system of unknown provenance (Prindle and Katz, 1913). Newberry and others (1996) observed that clasts are not of local origin and postulated that “presently exposed rock lithologies were buried” during deposition of the river deposits. They further suggest the possibility that the Fairbanks area was flooded with early Tertiary basalts, which capped the older conglomerates and are preserved only in downthrown fault blocks or graben. The conglomerate is known to be gold-bearing, but due to the lack of development, is not known to be of economic interest. This fossil placer gold deposit is only known to be preserved on the north ridge of Fish Creek, downstream of the Fish Creek claims and has not been found on or in the near vicinity of the Fish Creek property. However, due to the thick sequence of conglomerate where it is exposed (over 200 feet thick), it is not unreasonable to assume that the alluvium was widespread and may have served as a secondary source of placer gold for younger placer deposits within the Fish Creek drainage.

          Economic quantities of placer gold have been recovered in the Fairbanks area from two alluvial units, the Cripple Gravel (late Pliocene to early Pleistocene) and the Fox Gravel (early to middle Pleistocene, Pewe, 1975). Typically, the older Cripple Gravel is found on bedrock terraces or “benches” or occasionally, underlying the younger Fox Gravel. The Fox Gravel is more widespread and occurs in valley bottoms in incised channels or perched upon low-level benches adjacent to the channels. Fox Gravels are overlain by younger gravels, aeolian silt and organic muck and may intermingle with other contemporaneous but barren sediments where it spreads as fan deposits into low-lying river valleys. The Fox Gravels can be quite rich with

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grades exceeding 0.5 ounces per cubic yard (Prindle and Katz, 1913 and junior author’s personal experience). Fox Gravels have produced the vast bulk of the placer gold recovered in the Fairbanks Mining District (~8,000,000 ounces). The Fox Gravels are also fossiliferous with bones and tusks of large Pleistocene mammals, whereas, the Cripple Gravels are not, thereby providing an alternative marker if stratigraphic positions are obscure (Pewe, 1975). The un-mined portions of the Fox Gravels are regarded as primary placer exploration targets within the Fairbanks Mining District.

          Extensive placer mining of Fox Gravels directly upstream and downstream of the Fish Creek claims and its proximity to favorable geologic formations suggest that significant accumulations of placer gold may be found on Fish Creek property. Although there is little evidence of placer mining on the Fish Creek claims, exploration for placer gold is warranted.

EXPLORATION

          Recent exploration on the Fish Creek claims dates back to the period 1992 to 1995 when Flame PetroMinerals Inc. completed 48,325 line feet of ground-base magnetic surveys over the property (Jenks, 1999). In 1996 the company also completed 11 reverse circulation drill holes (1,485 feet) to test the placer and lode potential of the claims (Jenks, 1999). Drill logs from 8 of the 11 holes drilled are available to the authors. This drilling was targeted at a series of small but persistent magnetic highs along the southwestern margin of the claims (holes 6FRC8 through 6FRC11), and several larger magnitude anomalies on both the north (holes 6FRC6 and 6FRC7) and south (holes 6FRC1 through 6FRC5) sides of Fish Creek near its confluence with Too Much Gold Creek (Figure 5). Drill holes 6FRC1 through 5 were targeted at a coincident magnetic high that was thought to be a possible extension of the calc-silicate alteration hosting the Gil deposit some 1,500 meters to the east. Although biotite ± actinolite ± chlorite ± garnet ± idocrase-bearing schists were encountered in all 5 holes, gold values were normally less than 0.001 ounces per ton except where local fine Freegold was noted. These fine gold occurrences are thought to be alluvial in nature and derived from overlying fluvial gravels. Alteration in these holes included polyphase quartz veining with or without minor (<1%) pyrite.

          Hole 6FRC6 and 7 were collared on the north side of Fish Creek to test magnetic anomalies outlined in the ground magnetics surveys. Both of these holes encountered quartz mica schist, muscovite schist, quartzite and locally carbonaceous units but did not intercept significant lode gold mineralization.

          Hole 6FRC8 was terminated at the gravel – bedrock interface due to drilling difficulties but bottomed in unaltered quartzite and quartz mica schist. The single bedrock interval sampled returned 40 ppb gold but it is considered likely that this value represents the alluvial gold content of the overlying gravels.

          In 1998 Flame PetroMinerals completed 40 shallow drill holes using a track-mounted large diameter auger drill (Jenks, 1999). Hole depths ranged from 5 to 60 feet with average hole depths of 8-12 feet. Overburden consisting of fluvial gravels and frozen aeolian silt ranged from 2 to 15 feet in thickness except in the valley of All Gold Creek where overburden thickness reached a maximum of 58 feet (Jenks, 1999). Drill holes were spaced at approximately 200 foot centers along a NE-SW trending line extending along the right limit (south bank) of Fish Creek

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from the mouth of All Gold Creek to the base of the Fort Knox fresh water dam (Figure 5). Rock types encountered in these holes varied from quartzite to quartz mica schist with variable amounts of biotite, garnet, actinolite and chlorite. Unlike the gold-bearing calc-silicate rocks at the nearby Gil deposit, the retrograde alteration and high calcite content of the Gil deposit host rocks was not present in the drill cutting from the 1998 Fish Creek auger program. A total of forty rock samples were submitted to ALS Chemex for analysis and returned values ranging from <5 ppb to a maximum of 40 ppb. Gold was weakly correlative with arsenic. Bismuth, tellurium and antimony values were all below detection limit. Analysis of the drill cuttings suggest the rock units which host the Gil deposit are structurally below surface rocks on the Fish Creek property.

          In February 2003 a 5 hole (1,000 feet) reverse circulation program was completed for Teryl Resources on the Fish Creek property. The holes were placed approximately 200 feet apart on a northwest trending line extending across Fish Creek from the mouth of Too Much Gold Creek to the left limit of Fish Creek (Freeman, 2003, Figure 5). These holes were targeted at determining the source of airborne and ground magnetic anomalies in the area. Rock type encountered included chlorite ± graphite ± biotite schist, quartz-mica schist, quartzite, chlorite-garnet calc-silicate schist and minor granodiorite. Pyrite to 10% by volume was present in some calc-silicate units but did not return significant gold or pathfinder values. Gold values ranged from <5 ppb to a maximum of 2.33 ppm. Arsenic, antimony and bismuth values were anomalously low in most samples and where elevated did not correlate well with gold values. Tungsten values were highest (76.7 ppm) in calc-silicate rocks but were not associated with elevated god values. The only significant gold mineralization intercepted was in hole FC03-5 on the north side of Fish Creek which intercepted 5 feet grading 2.33 ppm gold between 45 – 50 feet below surface (Teryl, 2003a). Review of the analytical result for this interval indicate the presence of no other anomalous metals suggesting that the gold value in this interval was derived from alluvial gold derived from the overlying gravel section.

          In November 2003 two ground magnetics lines (1,440 feet) were completed over the Fish Creek property by On-Line Exploration of Anchorage. These lines, trending parallel to the creek and spaced 200 feet apart extended from the base of the Fort Knox fresh water dam (Fish Creek property upper boundary) for 670 to 770 feet (Adler, 2003). Several magnetic anomalies detected by this survey appeared to be related to heavy mineral concentrations often associated with elevated placer gold.

          In July 2004, 20 soil samples were collected near Odden Creek where fragments of intrusive material had been found earlier by Fairbanks Gold Mining employees in the streambed and adjacent moose-trails (Keener, 2005a). Holes were drilled with a hand held power auger on a grid array where holes were spaced 200 feet square. The goal of this limited program was to test the C soil horizon for concentrations of gold pathfinder elements and identify a drill target. Holes ranged from 2 to 7.5 feet deep and were limited in depth by either frozen soil at two feet below the surface or by the maximum capability (7.5 feet) of the soil auger. Eleven holes penetrated the C soil horizon and the underlying bedrock: one in felsic intrusive, one in graphitic slate and the remainder in quartz muscovite schist or felsic mica schist. Four other holes terminated at 7.5 feet without reaching the C soil horizon or bedrock and the remaining five holes were terminated at about two feet in frozen soil. Several weak metal anomalies were found in this program. Hole 04A001 intersected felsic intrusive rock on the south side of Odden Creek and, along with several adjacent holes in mica schist and B horizon soils (04A002, -003 & -004) were elevated in

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silver, lead, arsenic, and bismuth. Another hole (04A010) in graphitic slate in the creek bottom was anomalous in zinc, arsenic, copper, iron, tungsten, and sulfur. Concentrations of gold were meager with the best being 6.9 ppb in hole 04A004.

          In September and October 2004 Teryl conducted a 22 hole reverse circulation drilling program (1,101 feet placer and 405 feet lode) on the Fish Creek claims (Keener, 2005a, Teryl, 2004a, Figure 5). Twenty holes were drilled on two widely spaced lines to test the placer gold potential while two deeper holes were drilled to test an intrusive-related lode gold target. Both placer drill lines begin on the left-limit bank (west) of the present channel of Fish Creek and traverse west, across the floor of the valley with holes spaced 50 to 200 feet apart. Hole spacings were determined in the field, in response to the ongoing results of drilling. There are ten drill holes per drill line for a total of twenty holes.

          The first line (UFL-2) is located 1,000 feet downstream from the southern boundary of the option property, or 2,000 feet below the freshwater dam (Figure 5). This drill line approximately twins the last drill line (L-6B) of the early churn-drilling program (Keener, 2005a). The second line (UFL-10) was placed 4,000 feet downstream of UFL-2 and transects a magnetic low anomaly previously identified on the property (Jenks, 1999). Both lines begin on the right-limit bank (east) of the present channel of Fish Creek and traverse west, across the floor of the valley with holes spaced 50 to 200 feet apart. Hole spacings were determined in the field, in response to the ongoing results of drilling. There are ten drill holes per drill line for a total of twenty holes. The results of this drill plan are considered sufficient to gauge the character of the placer deposit and estimate the potential for placer gold resources.

          Six of the twenty placer holes returned gold values in excess of 0.01 ounces of gold per cubic yard. Values ranged from 0.0108 to 0.0629 ounces per yard over widths of 5 to 8 feet. This work suggests that economically recoverable quantities of placer gold may exist on the Fish Creek property. Significant intervals intercepted by this drilling are summarized in Table 1.

          Table 1: Significant alluvial gold values from the 2004 Fish Creek drilling program. Gold price used is 3-year average (2002-2004).

Hole #	From	To	Thickness	Grade (oz/yd3)	Value/yd3 (@ $360/oz)
UFL 2-H1	40	45	5	0.0116	$4.18
UFL 2-HI-5	40	45	5	0.0129	$4.64
UFL 2-H2	40	45	5	0.0223	$8.03
UFL 2-H3	40	45	5	0.0629	$22.64
UFL 2-H3-5	40	47	7	0.0159	$5.72
UFL 10-H13	52	58	6	0.0108	$3.89

     The majority of the particles of placer gold are bright, very fine-grained (~0.1 mg each) and in the shape of thin discs with occasional grains of wire gold. Larger particles of placer gold, range in size from 1 to 15 milligrams, are bright, sub-angular, and disc to “shotty” in shape. A few of the larger particles are spotted with an unknown dark oxide coating. Coarser gold was more abundant from holes on line UFL-2, however, the coarsest piece of gold was found in Hole 13 of line UFL-10. Assays of the placer gold were not performed, but reliable historical data from production directly upstream from the drill lines indicate a purity of over 900 fine (Glover,

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1950). Geochemical analysis of the bedrock chip samples resulted in several reports of gold, from 44 to 63 ppb, in proximity to the intersected intrusive rocks on line UFL-2, however, due to the lack of other pathfinder elements, contamination with minute particles of placer gold particles must be suspected. Nevertheless, these dikes deserve consideration for further exploration.

          After completing the placer drilling, the drill rig and accessory vehicles were moved onto prepared drill pads on the south side of Odden Creek where the first lode hole (T04RC01) was sited on the soil auger hole (04A001) that intersected the intrusive rock (Keener, 2005b). This hole was drilled 200 feet deep and encountered oxidized fine-grained aplite with limonitic alteration, oxidized muscovite schist, poddy quartz, bleached quartzite and pyritized mafic, schist. The second hole (T04RC02) was sited 200 feet to the south west of the first hole and drilled 205 feet, encountering oxidized muscovite schist, poddy quartz, biotite-garnet schist, mafic schist and bleached quartzite. Shearing and clay alteration occurred in both holes at correlative depths of 120 to 175 feet below the surface suggesting a slight dip to the southwest. Samples were collected every five feet, but did not result in any significant concentrations of metals or other pathfinder elements. The best values for gold were 38 ppb and 40 ppb, found in T04RC01 at 195 feet and 200 feet, respectively. These intersections were mafic schist with some carbonate, pyrite, and 5% vein quartz.

DRILLING

          Details relating to the drilling conducted by Flame PetroMinerals in 1996 are not available to the author. The drilling was conducted by GF Back Drilling Ltd. or Fairbanks and the logging was completed by David D. Addams of Spectrum Resources. Both GF Back and Spectrum Resources are well-respected and experienced contractors with abundant experience in the Fairbanks District.

          The 1998 auger drilling program was managed by John Jenks under contract to Flame PetroMinerals (Jenks, 1999). The drilling was conducted by GF Back Drilling Ltd. of Fairbanks using a B47 Bombardier track-mounted drill fitted with a 5 inch diameter auger with maximum depth of 60 feet. Drilling was completed in early October. All samples collected were taken from the auger flights at the soil – bedrock interface (C horizon) and stored in sample bags for shipment to ALS Chemex analytical facility in Fairbanks. Hole locations were controlled by a cut grid line with measured pickets on the ground.

          Reverse circulation drilling completed in 2003 was conducted by Avalon Development Corp. under contract to Teryl Resources. The program was managed by the senior author and David Adams. Drilling was conducted by GF Back Drilling Ltd. with a Schram reverse circulation drilling rig mounted on a Nodwell tracked carrier. Drilling was completed in mid-March. All holes were 6 inch outside diameter. Samples were collected on 5 foot centers and bagged in plastic bags on site. Representative lithologic samples also were collected of each 5-foot interval and stored for later logging in plastic chip containers. All holes were sited using Avalon’s internal GIS database and verified by GPS coordinates collected in the field using hand-held Garmin Etrex GPS units. All drill holes were plugged with commercial hole sealant upon completion of the program.

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          In July of 2004, a limited soil sampling program was conducted by NordWand Enterprize under contract to Teryl Resources. This program was managed by the junior author (Keener, 2005a). A hand held power auger was used to drill 20 holes on a grid pattern with intervals of 200 feet and centered on Odden Creek. The grid was developed using AllTopoMaps software and located on-site using a Garmin Etrex GPS unit. The depths to which the auger could penetrate were limited by its maximum capacity of 7-1/2 feet or to the top of frozen soils. The C soil horizon was targeted for collection, however, if this horizon could not be penetrated, a sample of the B soil horizon was collected. Samples were brushed off of the auger flights directly into small, labeled sample bags. All holes were marked with pink flagging and labels and reclaimed by plugging with moss.

          The 2004 reverse circulation drilling program was conducted by NordWand Enterprize under contract to Teryl Resources. The program was managed by the junior author (Keener, 2005a, 2005b). Drilling was conducted by American Arctic Drilling of Fairbanks with a reverse circulation drilling rig mounted on a Nodwell tracked carrier. Placer drilling was completed in early October. A Schramm T-685 DHH drill, driving a 7-7/8 inch tri-cone bit (8 inch outside diameter), utilizing double-wall pipe (center-tube sampler), coupled with a Schramm 850 cfm compressor, was used to drill and recover placer samples. Hole locations were controlled by a Garmin Etrex GPS and modified to suit ground conditions and re-logged after completion with the Etrex unit. All drilled material, including the muck sections were sampled and concentrated. Water was injected with air into the holes to aid in sample recovery and to flush the drill string between samples. Drill cuttings were directed from the center tube of the drill string through the swivel-head and into a Denver Goldsaver via slurry hose , where it was washed and classified with a trommel and concentrated with a stepped sluice. The muck section, composed of ice-rich, decaying organic material, silt and sand, was drilled through without stopping until gravel was encountered. The muck section was bulked over the entire interval and treated as a single sample. Placer gravel and the underlying bedrock were generally sampled every five feet until reasonably tight and hard bedrock was found. Chips of bedrock were collected for geochemical analysis and representative samples of bedrock were retained in a chip tray. All drill holes were reclaimed by plugging with large spruce poles, inserted upside down, with at least six feet of the butt end protruding from the ground. Labeled aluminum tags were wired to each pole at eye height. (Keener, 2005a).

          Lode drilling in 2004 was also conducted by NordWand Enterprize under contract to Teryl Resources and managed by the junior author (Keener. 2005b). The same drill as for the 2004 placer drilling program was used to drill two lode holes, however, the drill pipe was switched out for five inch pipe driving a 5-1/4 inch down-hole hammer bit. The hammer bit was later switched for a 5-1/2 inch tri-cone bit when problems occurred in actuating the hammer. Lode drilling near Odden Creek was completed in mid October. Both holes were drilled dry without water injection. Samples were collected every five feet down the hole by placing buckets below the underflow of the cyclone. The first hole was split in the field using a vibrating splitter and a one-quarter split was saved and bagged (pre-labeled) for each interval. Buckets were rinsed out and the splitter was brushed off after each sample. The remaining three-quarter splits were discarded next to the splitter and reserved to backfill the hole. The vibrating splitter failed at the end of the first hole and was not used for the second hole. Samples were collected from the second hole without splitting by placing pre-labeled bags inserted in buckets and placed below the underflow of the cyclone. The entire five foot interval was collected for each sample and split by the preparatory laboratory. At the end of each day, the samples were transported to the

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Fairbanks Gold Mining core storage building and placed in bulk bags. Representative lithologic samples were collected for each of the five foot intervals and stored for later logging in plastic chip trays. Both holes were plugged with commercial hole sealant and a peeled, labeled spruce hole marking the exact locations. Hole locations were logged with a Garmin ETrex GPS unit.

SAMPLING METHOD AND APPROACH

          Details of sampling methods and approach utilized by the Linux Resources prior to 2003 are not available to the author.

          All drill holes collared during the 2003 field programs were marked in the field using Garmin Etrex hand-held GPS units. Drill samples were collected on 5 foot centers using a down-hole hammer with standard interchange. Each drill sample was accompanied by a sieved and wash composite sample that was retained for detailed logging. These lithology samples have been retained for future use and are stored in Avalon’s Fairbanks warehouse facility. Each lithology sample was washed, logged and added to the digital database by Avalon. Samples collected were placed in double nylon shipping sacks and picked up at Avalon’s secured warehouse by representatives of ALS Chemex of Fairbanks.

          The soil sample sites in 2004 were collected by brushing the C soils of the auger flights into a small sample bag with a capacity of 1 kilogram of soil. If the targeted C soil horizon was not intersected, the B soil horizon was collected. Samples were drained at NordWand Enterprize’s office over a 24 hour period without allowing the drained water to contaminate other samples. Samples were then boxed and shipped to ACME Analytical Laboratory in Vancouver for analysis. Field notes were made on lithology and corresponding depths and sample locations were logged with a Garmin ETrex GPS unit. This data was entered into a digital file along with the sample results.

          During the placer drilling program conducted in 2004 all drilled materials, including the muck section, were directed into a Denver Goldsaver, where it was classified with a trommel and concentrated with a stepped sluice (Keener, 2005a). The muck section, composed of ice-rich, decaying organic material, silt and sand, was drilled through without stopping until gravel was encountered. The muck section was bulked over the entire interval and treated as a single sample. Placer gravel and the underlying bedrock were sampled every five feet until reasonably tight and hard bedrock was found. The sluice concentrates were panned in the field to further reduce the samples and to visually inspect for particles of placer gold and other heavy minerals. The pan concentrates were then carefully panned later, in the office of NordWand Enterprize, where the particles of visible gold were extracted, rinsed with 99.8% ethanol, dried and weighed with a Haigis pocket balance, sensitive to 1 milligram. The remaining heavy minerals were also dried, weighed with an Ohaus electronic balance and saved for later examination. Tailings from the final pannings were combined for each line, dried and saved in the event that fire-assay and further metallurgical analysis is required. Placer gold particles found in the muck section of each hole were attributed to the previously drilled hole in order to mitigate the “carries” of heavy minerals within the reverse circulation system and Goldsaver concentrator. The drill-concentrator system employed in this program did not permit accurate measurements of the sample volumes, therefore, the sample grades were calculated by dividing the recovered mass of placer gold by the volume of an ideal cylinder over the width of the sample interval. Sample grades were modified to reflect an estimated placer gold purity of 900 fine, which is

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conservatively based on historical production documented at placer mines upstream of the 2004 drilling program (Glover, 1950). Hole locations were logged with a Garmin ETrex GPS unit and relative collar elevations were measured with a hand level. Placer field logs were recopied into digital logs, on which raw data were reduced to final representations, sample grades and paygrades. Interpretations of the drill lines were drawn to scale showing stratigraphy, relative elevations of the ground surface and bedrock surface, and other economic data.

          The same drill used for the 2004 placer drilling program was used to drill two lode holes, however, the drill pipe was switched out for five inch pipe driving a 5-1/4 inch down-hole hammer bit (Keener, 2005b). The hammer bit was later switched for a 5-1/2 inch tri-cone bit when problems occurred in actuating the hammer. Lode drilling near Odden Creek was completed in mid October. Both holes were drilled dry without water injection. Samples were collected every five feet down the hole by placing buckets below the underflow of the cyclone. The first hole was split in the field using a vibrating splitter and a one-quarter split was saved and bagged (pre-labeled) for each interval. Buckets were rinsed out and the splitter was brushed off after each sample. The remaining three-quarter splits were discarded next to the splitter and reserved to backfill the hole. The vibrating splitter failed at the end of the first hole and was not used for the second hole. Samples were collected from the second hole without splitting by placing pre-labeled bags inserted in buckets and placed below the underflow of the cyclone. The entire five foot interval was collected for each sample and split by the analytical lab. At the end of each day, the samples were transported to the Fairbanks Gold Mining core storage building and placed in bulk bags. Representative lithologic samples were collected for each of the five foot intervals and stored for later logging in plastic chip trays. Both holes were plugged with commercial hole sealant and a peeled, labeled spruce hole marking the exact locations. Hole locations were logged with a Garmin ETrex GPS unit.

SAMPLE PREPARATION, ANALYSES AND SECURITY

          Details of sampling analytical techniques and security measures utilized by Linux Resources sampling conducted in the early 1990’s are not available to the author.

          All samples collected during the 2003 drilling program were prepared by ALS Chemex at their Fairbanks preparation facility and analyzed by ALS Chemex at their North Vancouver laboratory. The entirety of each grab and channel rock sample was crushed to 85% passing 75 microns (200 mesh). The entirety of each soil sample collected in 2003 was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh). All soil and rock samples were analyzed for Au by 30 gram lead collection fire assay techniques with an atomic emission spectrographic finish. In addition each sample was analyzed for a suite of 47 trace elements using a four acid digestion procedure followed by inductively coupled plasma mass spectrometer (ICP-MS) finish. All samples collected during this program were collected by employees of Avalon Development and all samples remained in the possession of Avalon Development until released to ALS Chemex personnel. Pulps and rejects from the 2003 program were returned to Avalon Development’s Fairbanks warehouse for permanent storage.

          The soil samples in 2004 were collected by brushing the C soils of the auger flights into a small sample bag with a capacity of 1 kilogram of soil. If the targeted C soil horizon was not intersected, the B soil horizon was collected. Samples were drained at NordWand Enterprize’s

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office over a 24 hour period without allowing the drained water to contaminate other samples. Samples were then boxed and shipped to ACME Analytical Laboratory in Vancouver for analysis. Field notes were made on lithology and corresponding depths and sample locations were logged with a Garmin ETrex GPS unit. This data was entered into a digital file along with the sample results. The soil samples were in the control of the junior author or locked in the office of NordWand Enterprize the entire time, up to the point of shipping to ACME Analytical Laboratory at their Vancouver facility. Soil samples were dried and sieved to -80 mesh and then pulverized to 100% passing -200 mesh. The samples were split to provide a 15 gram sample for four acid digestion and analyzed for 37 elements by inductively coupled plasma mass spectrometer (ICP-MS). Pulps and rejects are stored at ACME Analytical Laboratories’ warehouse.

          During the placer drilling program conducted in 2004 all drilled materials, including the muck section, were directed into a Denver Goldsaver, where it was classified with a trommel and concentrated with a stepped sluice (Keener, 2005a). The muck section, composed of ice-rich, decaying organic material, silt and sand, was drilled through without stopping until gravel was encountered. The muck section was bulked over the entire interval and treated as a single sample. Placer gravel and the underlying bedrock were sampled every five feet until reasonably tight and hard bedrock was found. The sluice concentrates were panned in the field to further reduce the samples and to visually inspect for particles of placer gold and other heavy minerals. The pan concentrates were then carefully panned later, in the office of NordWand Enterprize, where the particles of visible gold were extracted, rinsed with 99.8% ethanol, dried and weighed with a Haigis pocket balance. The remaining heavy minerals were also dried, weighed with an Ohaus electronic balance, and saved for later examination. Tailings from the final pannings were combined for each line, dried and saved in the event that fire-assay and further metallurgical analysis is required. Placer gold particles found in the muck section of each hole were attributed to the previously drilled hole in order to mitigate the “carries” of heavy minerals within the reverse circulation system and Goldsaver concentrator. The drill-concentrator system employed in this program did not permit accurate measurements of the sample volumes, therefore, sample grades were calculated by dividing the recovered mass of placer gold by the volume of an ideal cylinder over the width of the sample interval. Sample grades were modified to reflect an estimated placer gold purity of 900 fine, which is based on historical production documented at placer mines upstream of the 2004 drilling program (Glover, 1950).

          Placer hole locations were logged with a Garmin ETrex GPS unit and relative collar elevations were measured with a hand level. Placer field logs were recopied into digital logs, on which raw data were reduced to final representations, sample grades and paygrades. Interpretations of the drill lines were drawn to scale showing stratigraphy, relative elevations of the ground surface and bedrock surface, and other economic data. The placer pan concentrates and tailings were under control of the junior author during the entire time of processing and analysis in the office of NordWand Enterprize. For each sample, the placer gold is stored in glass vials, the remaining heavy minerals are stored in paper envelopes, and the combined pan tails are stored in plastic bags and stored in the locked office of NordWand Enterprize. Bedrock chip samples were delivered to the office of Alaska Assay Laboratories in Fairbanks by the junior author. It was determined to follow the same protocol for sample preparation and analysis used by Fairbanks Gold Mining for the drill samples from the Gil deposit. Rock samples were prepared by drying and crushing to 90% passing -10 mesh, then riffle split to obtain a 300 gram subsample which was pulverized to 90% passing -150 mesh. Subsamples were shipped to

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Nevada Assay Laboratories in Reno, Nevada for analytical determinations. After inventory, each sample was split for 50 gram fire assay for gold and atomic absorption finish. Additionally, a 0.5 gram sample was split for four acid digestion and analyzed for 69 elements by inductively coupled plasma mass spectrometer (ICP-MS). Pulps and rejects are stored at the Alaska Assay Laboratory facility in Fairbanks.

          The same drill used for the 2004 placer drilling program was used to drill two lode holes, however, the drill pipe was switched out for five inch pipe driving a 5-1/4 inch down-hole hammer bit (Keener, 2005b). The hammer bit was later switched for a 5-1/2 inch tri-cone bit when problems occurred in actuating the hammer. Lode drilling near Odden Creek was completed in mid October. Both holes were drilled dry without water injection. Samples were collected every five feet down the hole by placing buckets below the underflow of the cyclone. The first hole was split in the field using a vibrating splitter and a one-quarter split was saved and bagged (pre-labeled) for each interval. Buckets were rinsed out and the splitter was brushed off after each sample. The remaining three-quarter splits were discarded next to the splitter and reserved to backfill the hole. The vibrating splitter failed at the end of the first hole and was not used for the second hole. Samples were collected from the second hole without splitting by placing pre-labeled bags inserted in buckets and placed below the underflow of the cyclone. The entire five foot interval was collected for each sample and split by the analytical lab. At the end of each day, the samples were transported to the Fairbanks Gold Mining secure core storage building and placed in bulk bags. Representative lithologic samples were collected for each of the five foot intervals and stored for later logging in plastic chip trays. Both holes were plugged with commercial hole sealant and a peeled, labeled spruce hole marking the exact locations. Hole locations were logged with a Garmin ETrex GPS unit. Rock samples were released to employees of Alaska Assay Laboratories who took delivery at the Fairbanks Gold Mining core storage building.

          The identical protocol for sample preparation and analysis used by Fairbanks Gold Mining for drill samples from the Gil Deposit were used for the Odden Creek lode samples. As previously described, the samples from the first hole (T04RC01) were split in the field to reduce to one-quarter size, whereas samples from the second hole (T04RC02) were collected entirely, without splitting in the field. The unsplit samples were homogenized by Alaska Assay Laboratories before splitting to one-quarter size. Rock samples were prepared by drying and crushing to 90% passing -10 mesh, then riffle split to obtain a 300 gram subsample which was pulverized to 90% passing -150 mesh. Subsamples were shipped to Nevada Assay Laboratories in Reno, Nevada for analytical determinations. After inventory, each sample was split for 50 gram fire assay for gold and atomic absorption finish. Additionally, a 0.5 gram sample was split for four acid digestion and analyzed for 69 elements by inductively coupled plasma mass spectrometer (ICP-MS). Pulps and rejects are stored at the Alaska Assay Laboratories facility in Fairbanks.

DATA VERIFICATION

          Details of sampling analytical techniques and security measures utilized by Linux Resources sampling conducted in the early 1990’s are not available to the author.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

          No blank or standard samples were inserted into the sample stream during the 2003 drilling program on Fish Creek. Due to the nature of the sampling conducted during the 2004 placer drilling program, no blanks or standards were inserted into the sample stream.

          Blank and standard samples obtained from Fairbanks Gold Mining, Inc., operator of the adjacent Fort Knox gold mine, were inserted into the Odden Creek lode hole sample stream. Analytical results of the blanks and standards indicate that the preparatory and analytical techniques used by Alaska Assay Laboratories and Nevada Assay Laboratories were consistent with the known concentrations of indicator elements of the inserted samples. Duplicates of two samples in each lode hole were satisfactorily replicated.

ADJACENT PROPERTIES

          The Fish Creek project is surrounded by several properties owned or controlled by Kinross Gold and Lockray Mining. The Fort Knox gold mine operates on Kinross lands and the Gil deposit is located immediately adjacent to the Fish Creek property and is owned 80% by Kinross Gold and 20% by Teryl Resources Corp. In addition, several of old mines and known-gold-bearing prospects exist on Kinross and Lockray lands (Freeman and Schaefer, 1999). A discussion of these prospects is outside the scope of this summary.

MINERAL PROCESSING AND METALLURGICAL TESTING

          There has been no mineral processing or metallurgical testing on samples from the Fish Creek property.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

          There currently are no resources or reserves on the Fish Creek property that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign was not sufficient to allow estimation of CIM compatible resources or reserves

OTHER RELEVANT DATA AND INFORMATION

          The are no other data available to the authors that bear directly on the potential of the Fish Creek project.

INTERPRETATION AND CONCLUSIONS

          The Fish Creek project is located in a road accessible mining district with excellent land status and infrastructure. The project is located within host rocks that contain commercially viable mineralization elsewhere in the Fairbanks Mining District and is located on streams that

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

were mined extensively for alluvial gold in the past. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization however a significant lode gold deposit has been outlined immediately adjacent to the Fish Creek property and a large-scale open pit gold mine 3 miles upstream from the Fish Creek property has been in operation since 1996. Wide-spaced placer gold drilling on a small area of the property conducted in 2003 did not encounter significant placer gold mineralization however, more extensive and closer spaced placer gold drilling conducted in 2004 indicated the presence of commercially attractive placer gold accumulations on the claims. Additional exploration work is merited.

RECOMMENDATIONS

          Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. For alluvial steam deposits with disseminated, very fine- grained gold, McCulloch and others (2003) show that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable NI 43-101 compliant mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

2.

Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable NI 43-101 compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

Filename: FS05EXE1-Form43.doc

REFERENCES CITED

Adams, J., Zimpfer, G., and McLane, C., 1978, Basin dynamics, channel processes, and placer formation: A model study, Econ. Geology, Vol. 73, No. 3, p. 416-426.

Adler, K., 2003, Fish Creek Prospect, Fairbanks Mining District, magnetic and VLF-EM geophysical survey: Unpub. Rept., On-Line Exploration Services, 5 p, digital maps.

Adler, K., 2004, Fish Creek Prospect, Fairbanks Mining District, Phase II magnetic geophysical survey: Unpub. Rept., On-Line Exploration Services, 3 p, digital maps.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

Chapman, R. M. and Foster, R. L., 1969, Lode mines and prospects in the Fairbanks mining district, Alaska : U.S. Geol. Surv. Prof. Paper 625D, 25 p., 1 plate.

Cobb, E. H., 1976, Summary of references to mineral occurrences (other than mineral fuels and construction materials) in the Livengood quadrangle, Alaska: U.S. Geological Survey Open-File Report 76-633, 72 p.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpub. Masters Thesis, Univ. Alaska – Fairbanks.

Douglas, T.A., Layer, P.W., Newberry, R.J., Keskinen, M.J., 2002, Geochronologic and thermobarometric constraints on the metamorphic history of the Fairbanks Mining District, western Yukon-Tanana terrane, Alaska: Can. J. Earth Sci. v. 39, p. 1107-1126.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 2003, Fish Creek drilling program update: Unpub. Internal Memo, Teryl Resources, 2 p.

Freeman, C.J., 2004a, Executive summary for the Golden Summit Project, Fairbanks Mining District, Alaska: Avalon Development Corp., NI43-101 Technical Report GS04-EXE1, submitted to Freegold Ventures Limited, February 10, 2004, 27 p.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Freeman, C.J., 2004b, Summary Report for the West Ridge Gold Property, Fairbanks Mining District, Alaska: NI43-101 Technical Report WR04-EXE1, submitted to Teryl Resources Corp., March 25, 2004, 28 p.

Freeman, C.J. and Schafer, J.G., 1999, Alaska Resource Data File for the Livengood Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 99-574, 464 p.

Freeman, C.J. and Schafer, J.G., 2001, Alaska Resource Data File for the Fairbanks Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 01-426, 255 p.

Glover, A.E., 1950, Placer Gold Fineness, Alaska Territorial Department of Mines, Miscellaneous Report 195-1, p. 25.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Higgs, A.S. and Sattler, R.A., 1994, History of mining on upper Fish Creek, Fairbanks, Alaska: Fairbanks Gold Mining Inc., 23 pp.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Jenks, J., 1999, Auger drilling report – 1998, FC minerals claims: Private Rept., Flame PetroMinerals Inc., 23 pp.

Keener, J.O., 2005a, Summary report, Fish Creek 2004 placer exploration program: Private Rept., NordWand Enterprize for Teryl Resources Corp., 5 pp.

Keener, J.O., 2005b, Summary report, Odden Creek 2004 lode exploration program: Private Rpt., NordWand Enterprize for Teryl Resources Corp. 4 p.

Kinross, 2004, Kinross 3rd quarter 2004 report: Kinross Gold Corp., Corporate News Release, October 28, 2004, 43 pp.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

McCullough, R., Lewis, R., Keill, D., and Shumaker, M., 2003, Applied gold placer exploration and evaluation techniques, Montana Bureau of Mines and Geology Special Publication 115, 267 p.

Mertie, J., 1937b, The Yukon-Tanana Region, U. S. Geological Survey Bulletin 872, 276 p.

Metz, P.A., 1991, Metallogeny of the Fairbanks Mining District, Alaska and adjacent areas: , University of Alaska, Mineral Industry Research Lab, MIRL Rept. 90, 229 p.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

Pewe, T., 1975b, Quaternary stratigraphic nomenclature in unglaciated Central Alaska, U. S. Geological Survey Professional Paper 862, 32 p.

Prindle, L. and Katz, F., 1913, A geologic reconnaissance of the Fairbanks Quadrangle, Alaska: Detailed description of the Fairbanks District, U. S. Geologic Survey Bulletin 525, p. 66-67.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: AK Div. Geol. Geophys. Surveys, Prof. Rept. 106, 2 maps.

Smith, M, Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 2000, The Liese Zone, Pogo Property: A new high-grade gold deposit in Alaska: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 131-144.

Swainbank, R. C., Bundtzen, T. K., and Wood, J. E., 1991, Alaska's Mineral Industry 1990: Alaska Division of Geological and Geophysical Surveys Special Report 45, 78 p.

Teryl, 2003, Fish Creek Claims Progress Report: Teryl Resources Corp., Corporate News Release, May 6, 2003, 1p.

Teryl, 2004, Teryl and Linux report initial drilling results at Fish Creek gold project: Teryl Resources Corp., Corporate News Release, December 15, 2004, 2p.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Weber, F.R., Wheeler, K.L., Rinehart, C.D., Chapman, R.M., and Blodgett, R.B., 1992, Geologic map of the Livengood quadrangle, Alaska: United States Geological Survey Open-File Report 95-562.

STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN
Avalon Development Corporation
P.O. Box 80268, Fairbanks, Alaska 99708
Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

          I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled “Summary Report for the Fish Creek Gold Property, Fairbanks Mining District, Alaska, and dated March 7, 2005 (the “Technical Report”) relating to the Fish Creek property. I visited this property numerous times in 2003 and 2004 and employees of Avalon Development conducted all fieldwork on this property during that period.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own no interest in any company or entity that owns or controls an interest in the properties which comprise the Fish Creek project.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 7th day of March 2005.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
Arctic Circle
NORTHWEST TERRITORIES
RUSSIA
RUSSIA
ALASKA
Anarraaq
Red Dog
Nolan Creek
CANADA
Bornite
Anadyr
Curry
Fort Knox
Dolphin
Gil
True North
Nappleon
YUKON TERRITORY
Brewery Cr.
Mt. Distin
Dime Cr.
Pogo
Big Hurrah
Fairbanks
Dublin Gulch
Rock Creek
Yukon River
Liberty Bell
Dawson
Nome
Kaiyah
Usibelli
Nikolai
Road Metal
RUSSIA
UNITED STATES
Illinois Cr.
Nixon Fork
White Gold
Whitehorse
Flat
BRITISH COLUMBIA
Donlin Cr.
Anchorage
Tonsina
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
Shotgun
Pebble
BERING SEA
GULF OF ALASKA
Union Bay
Goodnews Bay
Salt Chuck
Kodiak
FISH CREEK PROPERTY
PACIFIC OCEAN

FIGURE 1: Location map for the Fish Creek property, Livengood quadrangle, Alaska. Prospect location data from Avalon Dev., 2005.

0
Miles
1
ABANDONED
DITCH
Creek
1500
900
34
33
4
5
6
7
3
2
8
1885
EIELSON ALASKA
LONG PERIOD
ARRAY RESEARCH
SITE
1000
4
5
6
3
Gil
All Gold Creek
Too Much Gold Cr
Slippery Creek
1
2
1630
7
8
9
10
11
1818
1775
Fort Knox
Freshwater Dam
N
S
E
W

FIGURE 2: Land status and prospect location map for the Fish Creek property, Fairbanks District, Alaska. Property ownership key: 1 = Linux/Teryl (Fish Creek); 2 = Kinross; 3 = John Reeves; 4 = Lockray Mining; 5 = Mental Health Trust; 6 = Est. Dan Eagan; 7 = Freegold Ventures; 8 = U.S. Military. Land status from E. Hansen, 2004.

Legend
Tertiary Basalt
Mid-Cretaceous (86-93 Ma) intrusions
Chatanika Terrane (eclogite)
Muskox Sequence
Fairbanks Schist / Cleary Sequence
Amphibole schist (metabasite)
Birch Hill Sequence
X = gold occurrence
S = skarn
R = Replacement
Ec
Pm
Pc
Pz
Dolphin: 1.0 M oz
True North: 2 M oz
Pedro Dome
Frederich
1 kb
Fort Knox:7.5 M oz
Gil Extension: 0.4 Moz
1.4 kb
Fish Creek
Gilmore Dome
Ester Dome
Ryan Lode:2.4 M oz
0.70 kb
N
3 km
Fairbanks
Chena River

FIGURE 3: General geology of the Fairbanks Mining District, Alaska. Fish Creek property is shown for reference. Geology from Newberry, and others, 1996, modified by Avalon Development, 2005.

Depth (kilometers)
1
2
3
4
5
6
Hg
Sb
Golden Horn
Donlin Creek
Money Knob
Hg and Meteoric Water(?)
Vinasale Mountain
Elephant Mountain
No Hg or Meteoric Water
Southwest AK
Kuskokwim Gp.
Interior AK
K & Pz Seds.
Table Mountain
Liberty Bell
Ryan Lode, Richardson, Shotgun
True North
Cheechako
Dolphin
Cleary Hill
Hi Yu
As, Sb, Cu, Ag, Pb, Zn
Interior Alaska:
Yukon-Tanana Terrane
Fairbanks W-Skarn
Gil, Fish Creek(?)
Fort Knox, Dublin Gulch
Pogo
Rob
As, Bi, Pb, Te, Sn, W, Pb, Mo,
Metamorphic rocks
Carbonaceous Host
~90 Ma calc-alkaline intrusions
90 and 70 Ma alkalic-calcic intrusions
Sedimentary Rocks
Carbonate Host
Breccia
Stockwork Veins, "Greisen"
Skarns
Shears/Veins/ massive sulfides

FIGURE 4: Schematic cross-section through a mid-Cretaceous intrusive complex in the Tintina Gold Belt, Alaska showing possible depth of significant Interior Alaska and Yukon prospects. Data from McCoy, 1997 modified by Avalon Development, 2005.

ABANDONED DITCH
Creek
EIELSON ALASKA LONG PERIOD ARRAY RESEARCH SITE
Gil
Line UFL-10
Line UFL-2
Fort Knox Freshwater Dam
TO04RC01
TO04RC02
Too Much Gold Cr
Alt Gold Creek
Slippery Creek
1996 RC holes
1998 Auger holes
2003 RC holes
2004 RC placer holes
2004 RC lode holes
0 Miles 0.5

FIGURE 5: Drill hole location map for the Fish Creek property, Fairbanks District, Alaska. For property ownership, see Figure 2. Data from NordWand Enterprize (2005) and Avalon Development (2005).